EXHIBIT 21

                          Description of Subsidiaries

Teleconnect Inc. has three subsidiaries: (i) Teleconnect Comunicaciones, S.A., a company organized under the laws of Spain; (ii) ITS Europe S.L., a company organized under the laws of Spain, and (iii) Teleconnect Telecom S.L., a company organized under the laws of Spain.